

August 10, 2012

<u>Via E-mail</u>
Richard A. Smith
Chairman of the Board of Directors, President and Chief Executive Officer
Domus Holdings Corp.
One Campus Drive
Parsippany, New Jersey 07054

> **Re: Domus Holdings Corp.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Filed July 20, 2012**
> **File No. 333-181988**

Dear Mr. Smith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 5 and await your amended prospectus and related disclosures effecting the reverse stock split prior to the completion of the offering.

Prospectus Summary, page 1

2. We note your response to comment 6 of our letter dated July 6, 2012. Please revise to balance the disclosure of reduced operating cost base by clarifying that there has been minimal reduction in such base during the reported periods disclosed in the financial statements, if true. Also, please tell us of the change in revenues since 2005 and how such change compares to the change in operating cost base.

Summary Historical Consolidated Financial Data, page 12

3.   We note your disclosure explaining the measure Adjusted Free Cash Flow and your reconciliation to Net cash (used in) provided by operating activities. Please further explain to us the adjustment "Less relocation receivables, advances and properties held for sale." Also, tell us how this measure "removes the impact of accrual basis accounting on asset accounts and non-debt liability accounts."

Unaudited Pro Forma Financial Information, page 55

4.   We note your response to comments 4 and 9. It is unclear how you determined that your adjustments giving effect to the repurchase and/or redemption of $160 million principal amount of outstanding 12.375% Senior Subordinated Notes and the related decrease to interest expense comply with the requirements of Article 11 of Regulation S-X given that such indebtedness may not be repurchased or redeemed prior to April 15, 2013. Please address the uncertainty surrounding this repurchase and/or redemption and explain your basis, or revise.

5.   Please tell us how you calculated the losses on the extinguishment of debt disclosed on your unaudited pro forma condensed consolidated balance sheet; clarify if the losses relate to deferred financing costs.

6.   Please tell us how you determined that it is appropriate to assume conversion of all $2,110 million of the Convertible Notes; for reference, see Article 11 of Regulation S-X.

Operating Statistics, page 62

7.   Please tell us of the impact to the net effective royalty rate if you incorporated the non-standard incentives and why disclosure of the impact, at least in the footnote, is not meaningful to investors.

Management's Discussion and Analysis of Financial Condition, page 64

Key Drivers of Our Business, page 72

8.   Considering that EBITDA is a non-GAAP measure, please tell us how the presentation of the table noted in prior comment 12 is consistent with Item 10(e) of Regulation S-K.

Relocation Services, page 76

9.   We note your response to comment 14 that revenues will be recognized in later periods for some services provided. Please revise to clarify if the initiation and referral figures on page 72 include those where revenues were not recognized for the periods compared.

Liquidity and Capital Resources, page 87

10.   We note your response to comment 16. Expand your liquidity discussion to discuss these distributions; quantify them and disclose your expectations of the distributions as a continuing source of cash flow. Also, discuss the "disconnect between net cash used in operating activities and cash available to distribute as dividends" as detailed in your response to explain the source of the PHH HL's dividends.

Contractual Obligations, page 104

11.   We note your response to comment 17. Given your significant indebtedness as of March 31, 2012 and the material nature of your interest payments, please revise to disclose an aggregated amount of interest expense related to all outstanding indebtedness for the periods disclosed.

Attractive cash flow generation characteristics, page 116

12.   You disclose that the NOLs will allow for a "substantial reduction of future cash taxes." Please discuss how the NOLs specifically operate to reduce your future tax obligations. Discuss any limitations on the application of NOLs. Also, elaborate on the "certain NOLs" that are referred to in the risk factor on page 41.

Apollo Management Fee Agreement, page 168

13.   We note your response to comment 21 and await your response.

Consolidated Financial Statements for the years ended December 31, 2011, 2010, and 2009

Notes to Consolidated Financial Statements, page F-43

2. Summary of Significant Accounting Policies, page F-44

Impairment of Goodwill, Intangible Assets, and Other Long-Lived Assets, page F-48

14.   We note that you use the income approach to value the Real Estate Brokerage Services franchise agreement with NRT and that the value is based on the forecasted Real Estate Franchise Services royalties received from NRT for the use of the Real Estate Franchise Services tradenames. Please clarify if you consider this intangible asset to be a reacquired right. Also, tell us your basis for using the royalty payments under the franchise agreement as the basis for the value. Since you have separately valued the tradenames as intangible assets, explain what consideration you gave to basing the value of this intangible asset on the cash flows of NRT after payment of the royalty rate to the Real Estate Franchise Services group. Cite the accounting guidance you are relying upon.

10. Income Taxes, page F-66

15.   We note your response to comment 27 which indicates that you maintain a full valuation allowance against your net deferred tax asset position, *excluding* the impact of deferred tax liabilities associated with indefinite-lived intangible assets.

- Please further address your basis for not recording a valuation allowance on the portion of the deferred tax asset balance that includes the impact of the indefinite-lived intangible assets. In your response, provide detail regarding your Net operating loss carryforwards which constitute the majority of your non-current deferred income tax assets, including the expiration of such NOL carryforwards.

- Reconcile your response to your disclosure on page F-66 indicating that "the 2011 change in valuation allowance reflects…the impact of indefinite-lived intangible assets." It would appear that the increase in your valuation allowance for 2011 is related to the increase in net definite-lived intangible assets as indicated in your response. Please clarify.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

                                                Sincerely,

                                                /s/ Duc Dang

                                                Duc Dang
                                                Attorney Advisor

Cc: Stacy Kanter